March 15, 2023

VIA EDGAR

Joseph Ambrogi

Division of Corporation Finance

Office of Real Estate and Construction

Re:	Re: Investment.com Collection LLC Offering Statement on Form 1-A Filed February 3, 2023 File No. 024-12144
REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Mr. Ambrogi:

Investment.com Collection LLC (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-12144), filed on February 3, 2023, so that it may become qualified before 4:00 p.m. Eastern Time on March 17, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Investment.com Collection LLC

/s/ Christopher Sasso
Christopher Sasso
Manager